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Zack Fleishman · 2nd

Shark Wheel COO

Lake Forest, California, United States ·

Contact info

500+ connections

3 mutual connections: Evan J. Segal, Eric Goldner, and 1 other

Shark Wheel

UCLA

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Shark Wheel Corporate Video

YouTube


DAVID PATRICK & ZACK FLEISHMAN
SHARK WHEEL
SHARK TANK
New · Friday 8|7c

Shark Wheel on Season 6 Seaso of Shark Tank

YouTube

These entrepreneurs claim that th reinvented a wheel that they say h

Experience

Shark Wheel
9 yrs 4 mos

Shark Wheel COO
Full-time
May 2014 – Present · 7 yrs 3 mos
Lake Forest, California, United States

Chief Operating Officer
Apr 2012 – Present · 9 yrs 4 mos
Los Angeles

Chief Operating Officer at Shark Wheel.
Contact Zack@SharkWheel.com with any inquires.

The Shark Wheel is a revolutionary design based o ...see more



Shark Wheel: Automating Shipping...

COO
4sphere - Wind Turbine
Oct 2011 – Dec 2016 · 5 yrs 3 mos

Novel water turbine design.
1. Energy Recovery Systems
2. Water Desalination
-Wake turbulence eliminated ...see more

President
Z Management - Tennis Company
Jan 2001 – Jun 2013 · 12 yrs 6 mos
Los Angeles, CA

Southern California tennis company that offers private lessons, clinics, camps, etc.

Professional Tennis Player
ATP Tour, Inc.
Jan 2000 – Aug 2011 · 11 yrs 8 mos
Global

I trained every day since I was 12 years old to be a world class tennis player. I traveled internationally for over a decade reaching a career high of #11 in the United States and #127 in the world.

Education

UCLA